February 3, 2006

Mr. Jay Webb

Reviewing Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C., 20549

U.S.A.

Re:	Matsushita Electric Industrial Co., Ltd.

Form 20-F for the year ended March 31, 2005

File No. 1-6784

Dear Mr. Webb:

Set forth below are our responses to the comments of the staff of the Securities and Exchange Commission (the “SEC”) in your letter dated December 12, 2005, with respect to the annual report on Form 20-F of Matsushita Electric Industrial Co., Ltd. (“Matsushita” or the “Company”) for the year ended March 31, 2005. For your convenience, we have included the text of the staff’s comments below and have keyed our responses accordingly.

As described below, in response to a part of the staff’s second comment, we have agreed to revise relevant presentations in our future filings, but any such revisions implemented in future filings should not be taken as an admission that prior presentations were in any way deficient. We also have indicated in our responses to the other part of the staff’s second comment as well as its first comment that we believe no change in presentation is appropriate, and have explained why we believe so.

1.	We see that you present the change in your finance receivables as an investing activity on your consolidated statement of cash flows. It appears that these financing transactions may have been initiated by your consolidated subsidiary, Matsushita Leasing & Credit Co., Ltd. Please tell us why your current presentation of finance receivable transactions as investing activities in your cash flow statement is appropriate, citing any authoritative literature upon which you relied. Please specifically tell us how you have complied with the guidance set forth in paragraph 22 (a) of SFAS 95. Also, note the cash flow statement guidance in Section II of the “Current Accounting and Disclosure Issues in the Division of Corporate Finance” dated March 4, 2005, which can be found on our website. Revise future filing as necessary based on our comment.

Response:

We respectfully advise the Staff that amounts presented in our consolidated statements of cash flows as “ (Increase) decrease in finance receivables” are substantially comprised of activities of Matsushita Leasing & Credit Co., Ltd. (MLC), which was our consolidated subsidiary until the year ended March 31, 2005. These activities arise from the following transactions:

1)	Finance leases to third parties

Finance leases are provided by MLC to customers when they purchase mainly non-Matsushita products, and are not related to the sale of our goods or services. Finance leases provided to MLC’s customers for the purchase of our products represent an insignificant portion of all finance leases (JPY 3. 7 billion of our cash inflow for the year ended March 31, 2005). Also, please note that, as we disclosed in note 21 of our consolidated financial statements included in our annual report on Form 20-F for the year ended March 31, 2005 , we sold the majority of MLC’ s shares to The Sumitomo Trust & Banking Co., Ltd., on April 1, 2005, and now hold 34% of MLC’s shares. From April 1, 2005, we no longer consolidate our investment in MLC, and its cash flows are no longer presented as part of our consolidated cash flows.

2)	Retail finance by acquiring from retailers receivables due from consumers

We distribute our consumer products in Japan through independent retailers which are not our consolidated subsidiaries. Following the sale of products to the end consumer, MLC may acquire certain accounts receivable from independent retailers. The accounts receivable so acquired may include receivables related to our products.

Accordingly, with the exception of an immaterial amount of finance leases provided to MLC’ s customers for the purchase of our products, we believe that these transactions are not within the scope of paragraph 22(a) of SFAS 95 or the cash flow statement guidance in Section II of the “Current Accounting and Disclosure Issues in the Division of Corporation Finance” dated March 4, 2005, and that it is appropriate to present the change in the finance receivables as an investing activity in accordance with paragraph 16(a) and (b) of SFAS 95. In addition, considering the immaterial amount of finance leases provided to MLC’s customers for the purchase of our products and the nonrecurring nature of such finance leases as a result of the sale of a majority of our shares in MLC, we do not believe that a revision to our prior year presentation is necessary.

2.	Additionally, we see that you are presenting the change in deposits and advance from customers as financing activity. Please tell us the nature and significant terms of these deposits and advances and why the classification as a financing cash flow is appropriate. Revise future filings as necessary based on our comment.

Response:

We respectfully advise the Staff that amounts presented in our consolidated statements of cash flows as “Increase (decrease) in deposits and advances from customers and employees” for the year ended March 31, 2005 include a decrease in deposits from customers in the amount of JPY 19.5 billion and an increase in advances from customers in the amount of JPY 5.7 billion. The remaining portion of the cash flow amount represents a decrease in deposits from employees. The deposits and advances from customers consist of the following:

1)	Deposits

When we initiate business with new customers such as retailers, deposits are provided by such customers as collateral at the outset to minimize our credit risk. We pay interest for these deposits based on market interest rates. These deposits are not generally offset against the sales price of our products upon sale. Accordingly, we believe it is appropriate to present the change in deposits from customers as a financing activity.

2)	Advances

In connection with relatively large-scale transactions with customers, we receive advances from such customers to mitigate our financial burden. These advances are generally offset against the sales price of our products upon sale.

In response to the Staff’s comment, we have determined that advances from customers related to sales of products in the ordinary course of business should be reported as operating cash flows, and will revise future filings accordingly.

*    *    *    *    *

Matsushita acknowledges that:

•	Matsushita is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

•	Matsushita may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact, by fax or by e-mail, Ryuichi Tsuruta (fax: 81-6-6908-2351; e-mail: tsuruta.r@jp.panasonic.com) or Sumitaka Yoshitomi (e-mail: yoshitomi.sumitaka@jp.panasonic.com).

Very truly yours,

Tetsuya Kawakami Senior Managing Director Matsushita Electric Industrial Co., Ltd.

cc:	Eric Atallah

(Office of Chief Accountant,

Division of Corporation Finance,

Securities and Exchange Commission)